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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                  -------------

                                   LEXENT INC.
                            (Name of Subject Company)

                                   LEXENT INC.
                   (Name of Person Filing Statement (Offeror))
                                  -------------

           Options to Purchase Common Stock, Par Value $.001 Per Share
                   Having an Exercise Price of $13.50 or More
                         (Title of Class of Securities)

                                   52886Q 10 2
                      (Cusip Number of Class of Securities)
                            (Underlying Common Stock)

                            Sidney A. Sayovitz, Esq.
              Senior Vice President, Secretary and General Counsel
                                   Lexent Inc.
                              Three New York Plaza
                            New York, New York 10004
                                 (212) 981-0700
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications On Behalf of the Person Filing Statement)

                                 With a Copy to:

                             Merrill A. Ulmer, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111

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                            CALCULATION OF FILING FEE
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       Transaction Valuation*                      Amount of Filing Fee
       ----------------------                      --------------------
            $1,037,714                                   $207.54
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* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,087,000 shares of common stock of Lexent Inc. having an aggregate value of $1,037,714 as of August 14, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not applicable      Filing Party: Not applicable
     Form or Registration No.: Not applicable    Date Filed: Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer  subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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ITEM 1. SUMMARY TERM SHEET.

          The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 17, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

          (a) The name of the subject company is Lexent Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Three New York Plaza, New York, New York 10004. The telephone number of the Company at its principal executive offices is (212) 981-0700.

          (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), granted under the Company's Amended and Restated Stock Option and Restricted Stock Purchase Plan (the "Option Plan") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and Letter of Transmittal (the "Letter of Transmittal") and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The options subject to this Offer include all options to purchase Common Stock granted to persons who are currently employees of the Company or one of its subsidiaries having an exercise price per share of $13.50 or more and outstanding under the Option Plan. The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 2(a) above.

ITEM 4. TERMS OF THE TRANSACTION.

          (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options


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Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12
("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

          (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) Not applicable.

          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


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


ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Lexent Inc.") and Section 16 ("Additional Information") and pages 23 through 42 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

          (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "Legal Matters; Regulatory Approvals") is incorporated herein by reference.

          (b) Not applicable.

ITEM 12.  EXHIBITS.

          The following Exhibits are filed herewith:

EXHIBIT
   NO.                          DESCRIPTION
-------                         -----------

(a)(1)    Offer to Exchange, dated August 17, 2001.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Letter to Eligible Option Holders.

(a)(4) Lexent Inc. Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001 and incorporated herein by reference.

(a)(5) Lexent Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 8, 2001 and incorporated herein by reference.

(d)(1) Lexent Inc. Amended and Restated Stock Option and Restricted Stock Purchase Plan, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-61958) filed May 31, 2001 and incorporated herein by reference.


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(d)(2)    Form of Option Agreement pursuant to the Lexent Inc. Amended and
          Restated Stock Option and Restricted Stock Purchase Plan, filed as
          Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-30660) filed February 18, 2000 and incorporated herein by reference.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

          (a) Not applicable.


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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       LEXENT INC.


                       By:   /s/ Sidney A. Sayovitz
                           ----------------------------
                            Sidney A. Sayovitz
                            Senior Vice President, Secretary and General Counsel

Dated:  August 17, 2001


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                                INDEX TO EXHIBITS

EXHIBIT
   NO.                               DESCRIPTION
-------                              -----------

(a)(1)    Offer to Exchange, dated August 17, 2001.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Letter to Eligible Option Holders.

(a)(4) Lexent Inc. Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001 and incorporated herein by reference.

(a)(5) Lexent Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 8, 2001 and incorporated herein by reference.

(d)(1) Lexent Inc. Amended and Restated Stock Option and Restricted Stock Purchase Plan, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-61958) filed May 31, 2001 and incorporated herein by reference.

(d)(2) Form of Option Agreement pursuant to the Lexent Inc. Amended and Restated Stock Option and Restricted Stock Purchase Plan, filed as
          Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-30660) filed February 18, 2000 and incorporated herein by reference.